VIA EDGAR

January 28, 2021

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549

Attn: Margaret Schwartz

Re:	Atossa Therapeutics, Inc. Registration Statement on Form S-3 (File No. 333-252335)

To Margaret Schwartz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Atossa Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 29, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Ryan A. Murr at (415) 393-8373.

Sincerely,

ATOSSA THERAPEUTICS, INC.

/s/ Kyle Guse
Kyle Guse Chief Financial Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP